:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number: 000-29748

CUSIP Number: 27874N105

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Echelon Corporation
Full Name of Registrant

Former Name if Applicable

550 Meridian Avenue
Address of Principal Executive Office (Street and Number)

San Jose, California 95126
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

Echelon Corporation (the “Company”) plans to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 (“Form 10-Q”) as soon as practicable, and currently expects that it will be filed on or before the fifth calendar day following the required filing date as prescribed in Rule 12b-25.

The Company is completing its restatement of prior financials to correct errors in its previously reported equity compensation expense for the quarter ended December 31, 2005 and the years ended December 31, 2006 and 2007, including all interim periods contained therein, and to correct an error in the way the Company accounted for the leases for its corporate headquarters facilities that were entered into in 1999 and 2001, under the guidance in Emerging Issues Task Force Issue 97-10 (“EITF 97-10”), The Effect of Lessee Involvement in Asset Construction, and FASB Statement No. 98, Accounting for Leases: Sale-Leaseback Transactions Involving Real Estate, Sales-Type Leases of Real Estate, Definition of the Lease Term, and Initial Direct Costs of Direct Financing Leases – an amendment of FASB Statements No. 13, 66, and 91 and a rescission of FASB Statement No. 26 and Technical Bulletin No. 79-11.

As described in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on April 22, 2008, the Company believes that the error in equity compensation expense reporting is isolated to the Company’s performance share awards (sometimes referred to as restricted stock units) and does not affect the other forms of equity compensation awards issued by the company, namely stock options and stock settled stock appreciation rights. While the grant date fair value of the performance share awards was determined correctly in accordance with Statement of Financial Accounting Standards No. 123R (“SFAS 123R”), Share-Based Payment, the amount of expense associated with these awards that was recognized in prior years was not correct. The error was caused by a misapplication of the widely-used equity compensation software used by the Company to manage and account for its equity compensation awards. This misapplication caused the quarterly expense associated with these performance share awards to be calculated using the straight-line, single-option approach rather than the accelerated, multiple-option method, which the Company had elected to use for all of its equity compensation awards when it adopted SFAS 123R in January 2006. Use of the straight-line, single option method resulted in lower reported equity compensation expense for these periods than otherwise would have been reported had the accelerated, multiple option method been used.

As described in the Company’s Current Report on Form 8-K filed with the SEC on April 30, 2008, the Company believes that the lease accounting error will require the Company to restate its historical financial statements to reflect as an asset on its balance sheet the costs paid by the Company’s landlord to construct the Company’s headquarters facilities, as well as a corresponding liability, because the Company is the “deemed owner” of the headquarters facilities for accounting purposes. These adjustments will not affect the total cash payments the Company has made or is obligated to make under its lease agreements, nor will they change the total expense to be recognized over the lease term. However, the timing of related expense recognition will be accelerated and the income statement classification of these expenses will change.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Oliver R. Stanfield	408	938-5243
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in its Current Reports on Form 8-K filed with the SEC on April 22, 2008 and April 30, 2008, the Audit Committee of the Company’s Board of Directors is in the process of determining the amounts of non-cash adjustments relating to periods beginning on or after January 1, 2000 through December 31, 2007, which are included in the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with respect to each of these fiscal periods. As the restatement of the Company’s historical financial reports has not yet been completed, the Company cannot provide a reasonable estimate and comparison of the results of its operations at this time.

Echelon Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 12, 2008	By:	/s/ Oliver R. Stanfield
	Name:	Oliver R. Stanfield
	Title:	Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).